

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Hu Anlin
Director, Chief Financial Officer and Vice President
PUYI, Inc.
42F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou
Guangdong Province, People's Republic of China

> **Re: PUYI, Inc.**
> **Form 20-F**
> **Filed September 28, 2020**
> **File No. 001-38813**

Dear Mr. Anlin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F filed September 28, 2020

B. Business Overview
Asset Management Services, page 34

1. Please provide us with, and revise future filings to include, an enhanced description of the five NPL funds under your management accompanied by a relevant discussion of how management fees are determined and quantification of the fund balances and total revenue associated with these funds for each period presented.

2. We note that your rollforward of FoF fund units under your asset management services as presented on page 36 reflects a balance of RMB 484.9 million and RMB 663.1 million as of July 1, 2019 and June 30, 2020, respectively. Please describe for us, and revise future filings to explain, the difference between the beginning and ending balances in the rollforward compared to the disclosure on pages 36, 60 and 72 stating that AUM totaled

RMB 502.8 million and RMB 849.0 million as of July 1, 2019 and June 30, 2020, respectively.

3.   Please provide us with, and revise future filings to include, an evolution of total AUM for a holistic rollforward view in addition to any disaggregated view you currently provide.

4.   We note your disclosure on page 36 that the increase in AUM was primarily due to certain factors including fair value changes in funds due to their positive performance. In future filings, please quantify the fair value changes by fund unit in your AUM roll forward and /or in the relevant discussion describing the underlying reasons for the fluctuation in AUM.

Item 5. Operating and Financial Review Prospects
Results of Operations
Operating Costs and Expenses, page 72

5.   Please explain for us, and revise future filings to discuss in detail, the specific facts and circumstances driving the increase in the allowance for doubtful accounts during the year ended June 30, 2020 (e.g., age of amounts due, payment history, creditworthiness, financial conditions of the product providers and industry trends). Please be as specific and detailed as needed in order to provide a clear understanding of the changes, or trends, in credit quality driving the current year provision and the effect on each component of the allowance for doubtful accounts.

6.   Please revise future filings to include a rollforward of activity for the allowance for doubtful accounts (e.g., charge-offs, recoveries, provision, etc.) for each period presented.

Consolidated Statements of Financial Position, page F-3

7.   Please tell us, and revise future filings to disclose on the face of the balance sheet, the carrying amount and classification of the VIE assets and liabilities ensuring that these amounts reconcile to your footnote disclosure on page F-14. Refer to ASC 810-10-45-25.

Notes to Consolidated Financial Statements
Note 1. Organizational and Principal Activities, page F-14

8.   We note your disclosure on pages 96 and F-14 that total assets and liabilities presented on the consolidated balance sheets and sales, expense, net income presented on the consolidated statement of income (loss) as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company's VIE Puyi Bohiu and its subsidiaries. While this appears accurate for the years ended June 30, 2018 and 2019, there are significant differences between the amounts reported as total assets, total liabilities, net revenues and net income for the year ended June 30, 2020. Please tell us, and revise future filings to explain, the underlying reasons for these differences. Your enhanced disclosures should allow a reader to reconcile between the financial statement

and footnote disclosures, using qualitative and quantitative information, and to understand any changes in presentation compared to prior periods.

Note 13. Other, net, page F-34

9.   Please provide us with, and revise future filings to include, an enhanced understanding of the nature and purpose of government grants that were recognized as other income and the underlying reasons for the increase in grants during the year ended June 30, 2020.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Ben Phippen, Staff Accountant, at 202-551-3697 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance